EXHIBIT 77M FOR SELIGMAN GLOBAL FUND SERIES, INC.

MERGER OF RIVERSOURCE GLOBAL TECHNOLOGY FUND INTO SELIGMAN GLOBAL TECHNOLOGY
FUND

On Sept. 11, 2009, RiverSource Global Technology Fund (the Selling Fund), a series of RiverSource Global Series, Inc. merged into Seligman Global Technology Fund (the Buying Fund), a series of Seligman Global Fund Series, Inc..

BOARD ACTION: Board members of the Selling Fund and Board Members of the Buying Fund, at a meeting held on Jan. 8, 2009, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

SHAREHOLDER APPROVAL: The shareholders of the Selling Fund approved the Agreement between the Selling Fund and the Buying Fund at a special meeting of shareholders held on June 2, 2009.

TERMS OF THE REORGANIZATION: Under the Agreement, the Selling Fund transferred all of its assets attributable to Class A, Class B, Class C, Class I and Class R4 shares to the Buying Fund in exchange for Class A, Class B, Class C, Class I and Class R4 shares of the Buying Fund, respectively. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. RiverSource Investments, LLC and its affiliates agreed to bear the costs of effecting the reorganization.